LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

November 8, 2012

VIA ELECTRONIC EDGAR FILING

Susan Block, Attorney-Advisor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

American International Ventures, Inc.

Form 8-K

Filed June 1, 2012

File No. 000-30368

Dear Ms. Block:

We have electronically filed herewith on behalf of American International Ventures, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form 8-K.  This Amendment No. 1 is amended and updated in response to your comment letter to Jack Wagenti dated June 28, 2012.  We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Finally, we acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

/s/ Laura Anthony, Esq.

By:

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832